VIA EDGAR AND E-MAIL

July 28, 2020

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Renewable Partners L.P.

Registration Statement on Form F-3

File No. 333-237996

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Brookfield Renewable Partners L.P. hereby respectfully requests that the effectiveness of the above referenced registration statement on Form F-3, File No. 333-237996, as amended, be accelerated by the Commission so that it may become effective at 12 P.M. Eastern Time on Wednesday, July 29, 2020 or as soon thereafter as practicable.

If the Staff of the Commission has any questions, please contact Mile Kurta, Esq. of Torys LLP at (212) 880-6363 or mkurta@torys.com. In addition, it would be appreciated if, as soon as the registration statement is declared effective, you would so inform Mr. Kurta and then send written confirmation to the addressee listed on the cover of the registration statement.

Sincerely,

BROOKFIELD RENEWABLE PARTNERS L.P.,

by its general partner, BROOKFIELD RENEWABLE

PARTNERS LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: Vice-President